Exhibit 99.1

ATA Creativity Global Reports First Quarter 2022 Financial Results

Conference Call on Thursday, May 12, 2022, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, May 12, 2022 (NY)/ May 13, 2022 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter ended March 31, 2022 (“First Quarter 2022”).

First Quarter 2022 Highlights

•

During First Quarter 2022, student enrollment was 997, an increase of 3.4% from 964 in the prior-year period. Of these students, 537 were enrolled in ACG’s portfolio training programs. Approximately 27,494 credit hours were delivered during First Quarter 2022, compared to 27,865 in the prior-year period

•	First Quarter 2022 net revenues of RMB42.1 million (US$6.6 million), an increase of 12.1% from RMB37.6 million in the prior-year period
•	First Quarter 2022 net loss attributable to ACG improved to RMB15.9 million (US$2.5 million), compared to RMB19.0 million in the prior-year period
•	RMB62.4 million (US$9.8 million) in cash and cash equivalents as of March 31, 2022

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We were pleased to begin 2022 on a positive note, delivering stable year-over-year growth in total revenues driven primarily by growth in our portfolio training and overseas study counselling services businesses, which helped us to continue reducing losses. We saw a modest increase in student enrollment with credit hours delivered remaining stable during the period. Students have continued to express interest in our research-based learning offerings including a variety of themed domestic travel programs. For example, our Environmental Protection Cultural and Creative Design Camp held in Xidao, an island in Hainan province, received positive feedback from participating students who had the opportunity to learn from artists at the Xidao Protection Center, recycle marine products and create both individual and group original artwork. We are very pleased that many of our students have received offers of admission from top schools, some of whom have also been awarded scholarships. ACG is committed to enabling positive outcomes for its students and will strive to maintain the quality of our continually expanding offerings and teaching staff.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “We continue to be in a state of gradual recovery as ACG navigates the ongoing challenges caused by the recent resurgence of COVID-19 throughout China, which has had a notable impact on some of our core cities such as Shanghai. We believe that our performance throughout the pandemic is a testament to ACG’s resilience and resourcefulness in the face of unprecedented circumstances. In light of temporary lockdowns in certain cities, we have successfully transitioned the majority of our offline courses to online delivery for students impacted by lockdowns and will continue to operate in line with local government guidelines. Since launching our research-based learning services business in 2020, students have embraced the possibility of learning through hands-on experience, and we continue to see demand for these offerings grow, resulting in increased revenue contributions over time. As countries around the world begin to relax travel restrictions, we believe the demand for research-based learning and overseas study counselling services will continue to gradually increase.

Meanwhile, we continue to explore opportunities to develop new programs that would enable ACG to better serve existing students and potentially open doors for other student populations interested in an arts education. With China’s national educational efforts in mind, we remain positive in the future of the creative arts education industry while being vigilant and are constantly exploring new partnerships with schools and institutions for future business opportunities.”

Operating Review

Enrollment Update

ACG student enrollment for First Quarter 2022 was 997, of which 537 were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 27,494 credit hours were delivered for portfolio training programs during First Quarter 2022, of which 13,070 credit hours were delivered for time-based programs and 14,424 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for First Quarter 2022, compared to those for the prior-year period:

	First Quarter Ended Mar. 31, 2022	First Quarter Ended Mar. 31, 2021	% Change
	No. of Credit Hours	No. of Credit Hours

Time-based Program	13,070	16,135	(19.0%)
Project-based Program	14,424	11,730	23.0%
Total	27,494	27,865	(1.3%)

During First Quarter 2022, 460 students were enrolled in ACG’s other programs, which mainly consisted of overseas study counselling, research-based learning services and foreign language training services.

First Quarter 2022 Financial Review – GAAP Results

ACG’s total net revenues for First Quarter 2022 increased 12.1% to RMB42.1 million (US$6.6 million), from RMB37.6 million in the prior-year period, which was primarily due to increased contributions from the portfolio training and overseas study counselling services businesses. Revenues from portfolio training programs were RMB26.7 million, or 63.3% of total net revenues, during the period. Revenues from overseas study counselling, research-based learning services and other educational services were RMB15.4 million, or 36.7% of total net revenues, during the period.

Gross profit for First Quarter 2022 increased 29.6% to RMB19.3 million (US$3.0 million), from RMB14.9 million in the prior-year period. Gross margin improved to 45.7% during the period, compared to 39.6% in the prior-year period.

Total operating expenses for First Quarter 2022 were RMB38.0 million (US$6.0 million), compared to RMB38.1 million in the prior-year period. Sales and marketing expenses increased by RMB1.4 million due to increased labor costs associated with increased headcount, which was offset by a decrease in general and administrative expense of RMB0.6 million mainly due to decreased professional fees as well as a decrease in research and development expense of RMB0.8 million, which was primarily caused by a decrease in research and development expense related to the K-12 education assessment business, which was disposed of in June 2021.

Loss from operations for First Quarter 2022 improved to RMB18.8 million (US$3.0 million), compared to RMB23.2 million in the prior-year period, primarily as a result of the increased gross profit mentioned above.

Net loss attributable to ACG for First Quarter 2022 improved to RMB15.9 million (US$2.5 million), from RMB19.0 million in the prior-year period.

For First Quarter 2022, basic and diluted losses per common share attributable to ACG were both RMB0.25 (US$0.04), compared to RMB0.33 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.50 (US$0.08), compared to RMB0.66 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for First Quarter 2022, which excludes share-based compensation expense and foreign currency exchange gain, net (non-GAAP), was RMB15.6 million (US$2.5 million), compared to adjusted net loss of RMB18.9 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange gain, net (non-GAAP) for First Quarter 2022, were RMB0.25 (US$0.04). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange gain, net (non-GAAP) for First Quarter 2022 were RMB0.50 (US$0.08).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for First Quarter 2022 were 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of March 31, 2022, ACG’s cash and cash equivalents were RMB62.4 million (US$9.8 million), working capital deficit was RMB204.9 million (US$32.3 million), and total shareholders’ equity was RMB174.7 million (US$27.6 million); compared to cash and cash equivalents of RMB71.3 million, working capital deficit of RMB192.6 million, and total shareholders’ equity of RMB190.9 million, respectively, as of December 31, 2021.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, May 12, 2022 (9 a.m. Beijing time on Friday, May 13, 2022), during which management will discuss the results of the quarter ended March 31, 2022.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://services.choruscall.com/mediaframe/webcast.html?webcastid=BHbBajpE.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for ACG’s portfolio training programs and other education services mainly including research-based learning and overseas study counselling services; the impact of COVID-19 on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to COVID-19.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of COVID-19 and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2021, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2021.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended March 31, 2022, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.3393 to US$1.00, the noon buying rate as of March 31, 2022, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Investor Relations Analyst
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	71,339,361	62,413,833	9,845,540
Accounts receivable	938,189	352,000	55,527
Prepaid expenses and other current assets	3,129,600	6,629,687	1,045,807
Total current assets	75,407,150	69,395,520	10,946,874

Long-term investments	38,000,000	38,000,000	5,994,353
Property and equipment, net	36,503,984	35,829,815	5,652,014
Intangible assets, net	93,352,778	89,224,444	14,074,810
Goodwill	194,754,963	194,754,963	30,721,840
Other non-current assets	26,739,026	26,085,747	4,114,925
Right-of-use assets	42,417,409	40,523,614	6,392,443
Total assets	507,175,310	493,814,103	77,897,259

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	48,174,095	48,130,774	7,592,442
Lease liabilities-current	17,351,427	17,451,419	2,752,894
Deferred revenues	202,453,092	208,692,644	32,920,456
Total current liabilities	267,978,614	274,274,837	43,265,792

Lease liabilities-non-current	23,365,840	22,106,024	3,487,140
Deferred income tax liabilities	24,931,322	22,767,992	3,591,562
Total liabilities	316,275,776	319,148,853	50,344,494

Shareholders’ equity:
Common shares	4,720,147	4,720,147	744,585
Treasury shares	(9,818,754)	(9,580,716)	(1,511,321)
Additional paid-in capital	540,583,564	540,576,988	85,273,924
Accumulated other comprehensive loss	(37,559,847)	(37,594,335)	(5,930,361)
Accumulated deficit	(310,156,018)	(326,009,894)	(51,426,797)
Total shareholders’ equity attributable to ACG	187,769,092	172,112,190	27,150,030
Non-redeemable non-controlling interests	3,130,442	2,553,060	402,735
Total shareholders’ equity	190,899,534	174,665,250	27,552,765
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	507,175,310	493,814,103	77,897,259

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	37,589,545	42,138,629	6,647,205
Cost of revenues	22,716,005	22,867,238	3,607,218
Gross profit	14,873,540	19,271,391	3,039,987

Operating expenses:
Research and development	2,516,726	1,683,070	265,498
Sales and marketing	13,322,987	14,652,264	2,311,338
General and administrative	22,264,258	21,713,488	3,425,219
Total operating expenses	38,103,971	38,048,822	6,002,055
Other operating income, net	6,238	5,505	868
Loss from operations	(23,224,193)	(18,771,926)	(2,961,200)
Other income:
Interest income, net of interest expenses	280,739	209,165	32,995
Foreign currency exchange gain, net	87,620	1,191	188
Loss before income taxes	(22,855,834)	(18,561,570)	(2,928,017)
Income tax benefit	(2,719,696)	(2,130,312)	(336,048)
Net loss	(20,136,138)	(16,431,258)	(2,591,969)
Net loss attributable to redeemable non-controlling interests	(437,032)	—	—
Net loss attributable to non-redeemable non-controlling interests	(655,349)	(577,382)	(91,080)
Net loss attributable to ACG	(19,043,757)	(15,853,876)	(2,500,889)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	90,499	(34,488)	(5,440)
Comprehensive loss attributable to ACG	(18,953,258)	(15,888,364)	(2,506,329)

Basic and diluted losses per common share attributable to ACG	(0.33)	(0.25)	(0.04)
Basic and diluted losses per ADS attributable to ACG	(0.66)	(0.50)	(0.08)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	March 31,	March 31,
	2021	2022
	RMB	RMB
GAAP net loss attributable to ACG	(19,043,757)	(15,853,876)
Share-based compensation expenses	225,231	234,690
Foreign currency exchange gain, net	(87,620)	(1,191)
Non-GAAP adjusted net loss attributable to ACG	(18,906,146)	(15,620,377)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.33)	(0.25)

Non-GAAP adjusted losses per common share attributable to ACG
Basic and diluted	(0.32)	(0.25)